UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-41869

Captivision Inc.

(Exact name of registrant as specified in its charter)

298-42 Chung-buk Chungang-ro Chung-buk,

Pyeong-taek, Gyounggi, Republic of Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Appointment of Director

Effective March 17, 2025, the Board of Directors (the “Board”) of Captivision Inc. (the “Company”) appointed Richard Clark to the Board as a director of the Company, Chair of the Board’s Compensation Committee and member of the Board’s Nominating & Corporate Governance Committee.

Richard Clark, age 66, has nearly four decades of real estate, M&A and capital markets experience. Mr. Clark currently serves as the Co-Founder and Managing Partner of Burnside Investments, a private investment company, and as Co-Founder and Managing Partner of WatermanClark, a real estate investment and operating company. Since April 2024, he has also served as a member of the board of directors at Macy’s Inc. Prior to co-founding WatermanClark, Mr. Clark spent three decades at Brookfield Corp. and its predecessors where he served in a variety of leadership roles, including Chairman and Chief Executive Officer of Brookfield Property Group, Brookfield Property Partners and Brookfield Office Properties. Since 2017, Mr. Clark has served as Chairman of the Alliance for Downtown New York and the Downtown-Lower Manhattan Association. Mr. Clark received a Bachelor of Science from Indiana University of Pennsylvania. Mr. Clark is well-qualified to serve as a director due to his extensive business, investment, and financial experience.

The Company also entered into an indemnity agreement with Mr. Clark in the same form as its standard form of indemnification agreement with its other directors.

There are no family relationships between Mr. Clark and any director or executive officer of the Company, and he was not selected by the Board to serve as a director pursuant to any arrangement or understanding with any person. Mr. Clark has not engaged in any transaction that would be reportable as a related party transaction under Item 404(a) of Regulation S-K.

On March 18, 2025, the Company issued a press release announcing the appointment of Mr. Clark as a member of the Board, Chair of the Compensation Committee and member of the Board’s Nominating & Corporate Governance Committee. A copy of the press release is furnished as Exhibit 99.1 to this Report on Form 6-K.

The information in this Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release of Captivision Inc., dated March 18, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Captivision Inc.

By:	/s/ Gary R. Garrabrant
Name:	Gary R. Garrabrant
Title:	Chief Executive Officer

Date: March 18, 2025